

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Julie Peffer
Chief Financial Officer
BigBear.ai Holdings, Inc.
6811 Benjamin Franklin Drive, Suite 200
Columbia, Maryland 21046

      Re: BigBear.ai Holdings, Inc.
          Registration Statement on Form S-3
          Filed March 28, 2024
          File No. 333-278325

Dear Julie Peffer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino at 202-551-3456 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Alexander M. Schwartz